SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.)*

                INCOMING, INC.
    (Name of Issuer)

Class A Common Stock, par value $.001 per share
       (Title of Class of Securities)

                                                                   45338K103
   (CUSIP Number)

July 23, 2010**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

** This constitutes a late filing.

CUSIP No. 45338K103	Page 2 of 4

1.	NAMES OF REPORTING PERSONS Victor AbiJaoudi II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A)☐ (B )☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares	5.	SOLE VOTING POWER 2,620,000
Beneficially owned by	6.	SHARED VOTING POWER -0-
Each Reporting Person With	7.	SOLE DISPOSITIVE POWER 2,620,000
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,620,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%1 (15.2% as of July 23, 20102 )
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Incoming, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

244 Fifth Avenue, V235 New York, NY 10001

Item 2(a).	Name of Person Filing:

Victor AbiJaoudi II

1   Based on 18,599,332 shares of Class A Common Stock issued and outstanding as of September 17, 2010.

2  Based on 17,234,000 shares of Common Stock outstanding as of July 12, 2010, as reported in the May 31, 2010 Periodic Report on Form 10-Q filed by Incoming, Inc.

CUSIP No. 45338K103	Page 3 of 4

Item 2(b).	Address of Principal Business Office or, If None, Residence:

c/o Incoming, Inc, 244 5th Ave V235, New York, NY 10001

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP Number:

CUSIP No. 45338K103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Victor AbiJaoudi II

(a)	Amount Beneficially Owned:

2,620,000

(b)	Percentage of Class:

14.1%(1) (15.2% as of July 23, 2010(2) )

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote 2,620,000

CUSIP No. 45338K103	Page 4 of 4

(ii)	Shared power to vote or direct the vote -0-

(iii)	Sole power to dispose or direct the disposition of 2,620,000

(iv)	Shared power to dispose or direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2010	/s/ Victor AbiJaoudi II. Victor AbiJaoudi II

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).